UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.
401(k) TRUST
AND PLAN

FINANCIAL
STATEMENTS

DECEMBER 31,
2015 AND 2014

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Tel: 216-325-1700	Hanna Building, 1422 Euclid Avenue
Fax: 216-325-1701	Suite 1500
www.bdo.com	Cleveland, OH 44115

Report of Independent Registered Public Accounting Firm

To the Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cleveland, Ohio

June 21, 2016

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
ASSETS
Investments, at fair value	$637,033,855	$628,346,415
Receivables
Notes receivable from participants	8,277,386	7,942,595
Employer’s contribution	395,858	240,115
Participants’ contributions	720,184	443,788

	9,393,428	8,626,498

NET ASSETS AVAILABLE FOR BENEFITS	$646,427,283	$636,972,913

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2015

Additions To Net Assets Attributed To:
Contributions
Participants	$29,706,141
Employer	15,470,387
Rollover contributions	2,417,369	$47,593,897

Investment Income
Interest, dividends and other	6,179,698
Unrealized loss on investments	(17,349,845)
Realized gain on sale of investments	15,693,776	4,523,629

Interest on notes receivable from participants		336,297
Assets transferred from another trustee		2,750,845

		55,204,668

Deductions from Net Assets Attributed To:
Benefits paid to participants	45,483,950
Administrative expenses	266,348	45,750,298

Net Increase		9,454,370
Net Assets Available for Benefits:
Beginning of year		636,972,913

End of year		$646,427,283

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles general accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2014 financial statement presentation to correspond to the current year’s format. Total net assets available for benefits are unchanged as a result of these reclassifications.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (Ill) Measurement Date Practical Expedient. This standard simplifies certain financial statement reporting and disclosure requirements for employee benefit plans. ASU 2015-12 is effective for the Company for the 2016 plan year, with early adoption permitted. Parts I and II require retrospective application, and Part Ill requires prospective application. The Company has chosen to adopt Parts I and II for the 2015 plan year. Part Ill is not applicable to this Plan. The adoption of ASU 2015-12 did not have a material impact on our financial statements.

Upon adoption of ASU 2015-12, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value.

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application for all periods presented. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Eligibility

Full-time employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Part-time employees, as defined, are eligible to participate provided they have worked for the Company for a period of 12 months and have met certain hour requirements.

Contributions

Participants may contribute up to 50% of their pretax annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a Safe Harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at rates determined at the inception of the loan. The loans bear interest at a fixed rate between 3.25% and 10.25% at the date of issuance as determined by the Plan Sponsor. Principal and interest are paid ratably through payroll deductions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant my elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts or regular installments over any period not exceeding ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Expenses

During 2015, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

NOTE C - Fair Value Measurements

The Plan follows the provisions of Fair Value Measurements and Disclosures which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds: Valued at quoted prices from an active market which represents the net asset value of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund is a unitized fund. The fund consists of common stock, mutual funds and short-term cash equivalents which provide liquidity for trading. The common stock and mutual funds are valued at quoted market prices from an active market, and the short-term cash equivalents are valued at cost, which approximates fair value.

Common/Collective Trusts: Valued using the net asset value (“NAV”) based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

Insurance Contracts: Valued at cash surrender value.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual Funds	$526,340,055	$—	$—	$526,340,055
Common Stock Fund	42,300,424	—	—	42,300,424
Insurance Policies	—	—	42,773	42,773

Total Assets in the fair value hierarchy	568,640,479	—	42,773	568,683,252
Investments measured at NAV (a)	—	—	—	68,350,603

Investments at Fair Value	$568,640,479	$—	$42,773	$637,033,855

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual Funds	$510,774,532	$—	$—	$510,774,532
Common Stock Fund	50,254,934	—	—	50,254,934
Insurance Policies	—	—	98,698	98,698
Total Assets in the fair value hierarchy	561,029,466	—	98,698	561,128,164

Investments measured at NAV (a)	—	—	—	67,218,251

Investments at Fair Value	$561,029,466	$—	$98,698	$628,346,415

(a)	In accordance with FASB Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2015:

Insurance
Policies
Balance, beginning of year	$98,698
Policy Surrender	(57,974)
Unrealized gains relating to instruments still held at the reporting date	2,049

Balance, end of year	$42,773

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party Transactions

The diversified Stable Value Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $266,348 for the year ended December 31, 2015.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Related Party Transactions (continued)

In addition, at December 31, 2015, the Plan held shares of RPM International Inc. common stock valued at $40,601,202. At December 31, 2014, the Plan held shares of RPM International Inc. common stock valued at $48,216,393. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE H - Reconciliation to Forms 5500

As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Forms 5500 report this investment at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$646,427,283	$636,972,913
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	341,792	946,892

Net assets per the Forms 5500	$646,769,075	$637,919,805

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net increase per the financial statements	$9,454,370
Adjustment from contract value to fair value for fully benefit-responsive Investment contracts	(605,100)

Net income per the Form 5500	$8,849,270

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

Note I - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2015, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2015
	Registered Investment Companies
	Fidelity Contrafund	Registered investment company	$77,398,361
	Harbor Capital Appreciation Instl	Registered investment company	72,597,903
	Janus Balanced Fund	Registered investment company	46,060,726
	American Washington Mutual Investors Fund	Registered investment company	45,103,591
	VOYA Midcap Opportunities	Registered investment company	33,322,980
	Vanguard Instl Index Fund	Registered investment company	30,425,101
	Vanguard Midcap Index	Registered investment company	29,967,755
	Vanguard Target Retirement 2040 Fund	Registered investment company	26,900,898
	Dodge & Cox International Stock Fund	Registered investment company	23,423,694
	Vanguard Target Retirement 2025 Fund	Registered investment company	17,313,429
	Vanguard Target Retirement 2030 Fund	Registered investment company	17,006,576
	Fidelity Advisor Government Investment Fund	Registered investment company	16,821,856
	PIMCO Total Return	Registered investment company	15,212,522
	Vanguard Target Retirement 2020 Fund	Registered investment company	14,165,992
	American Europacific Growth Fund	Registered investment company	11,925,432
	Vanguard Target Retirement 2015 Fund	Registered investment company	11,414,126
	Vanguard Small Cap Index SIG	Registered investment company	10,327,196
	Vanguard Target Retirement 2035 Fund	Registered investment company	8,088,158
	Vanguard Target Retirement 2045 Fund	Registered investment company	5,592,459
	Vanguard Target Retirement 2050 Fund	Registered investment company	3,807,897
	Templeton Global Total Return	Registered investment company	3,175,729
	Vanguard Target Retirement Fund	Registered investment company	2,788,957
	Vanguard Target Retirement 2055 Fund	Registered investment company	2,448,221
	Vanguard Total Bond Market Index Fund	Registered investment company	690,199
	Vanguard Total International Index Fund	Registered investment company	232,136
	Vanguard Target Retirement 2060 Fund	Registered investment company	128,161

	Total Registered Investment Companies		526,340,055
	Common / Collective Trust
*	Wells Fargo Stable Return Fund	Common/collective trusts	68,692,395
	Company Stock Fund
*	RPM International Inc. Stock Fund	Company stock	40,601,202
	Wells Fargo Stable Return Fund	Common/collective trusts	1,699,222

			42,300,424
	Life Insurance and Other
	Northwestern Mutual Life Insurance	Life insurance	42,773

	Total Investments		$637,375,647

*	Notes receivable from participants	Loans (3.25% to 10.25%)	$8,277,386

*	Denotes an allowable party in interest

	Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President – Corporate
Benefits & Risk Management

Date: June 24, 2016

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP